Filed Pursuant to Rule 433
Registration Statement No. 333-215597

MARKET NOTES LINKED TO THE S&P 500® INDEX

Issuer	The Bank of Nova Scotia ("BNS")	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Principal Amount	$10.00 per unit
Term	Approximately four years
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Payout Profile at Maturity
●  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
●  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
●    A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than 10.00% (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)
●  1-to-1 downside exposure to decreases in the Market Measure beyond a 10% decline, with up to 90% of your principal at risk

Step Up Value	[118% to 124%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.80 to $2.40] per unit, a [18% to 24%] return over the principal amount, to be determined on the pricing date
Threshold Value	90% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will either increase over the term of the notes or decrease to a level not below its Threshold Value and are willing to take downside risk below the Threshold Value and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/9631/000091412119000735/bn53538267-fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Your potential for a positive return based on the depreciation of the Market Measure is limited and may be less than that of a comparable investment that takes a short position directly in the Market Measure (or the stocks included in the Market Measure). The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 90.00% of the Starting Value, any positive return due to the depreciation of the Market Measure is limited to 10.00%. Any decline in the Ending Value from the Starting Value by more than 10.00% will result in a loss, rather than a positive return, on the notes. In contrast, for example, a short position in the Market Measure (or the stocks included in the Market Measure) would allow you to receive the full benefit of any decrease in the level of the Market Measure (or the stocks included in the Market Measure).

●
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●
If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date. You will have no rights of a holder of the securities included in the Market Measure or of a holder with a short position directly in the Market Measure (or of the securities included in the Market Measure), and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia ("BNS") has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS's Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.